UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Increase in Authorized Share Capital

By unanimous written consent of the board of directors (the “Board”) of Luokung Technology Corp., a British Virgin Islands exempted company (the “Company”) dated August 24, 2022 and written consent of a majority of members of the Company (the “Members”) dated August 24, 2022, the Company effected an increase in the Company’s authorized share capital. The Board resolution received 100% of the votes of the Board and the resolution of Members received 61.29% of the votes of the Members.

Pursuant to the resolution, the Board and the Members voted to amend and restate the Company’s current memorandum of association (the “Current MoA”) to increase the number of shares that the Company is authorized to issue from 524,295,182 shares of par value US$0.01 each, divided into (a) 500,000,000 ordinary shares of par value of US$0.01 each (“Ordinary Shares”); (b) 1,000,000 preferred shares of par value of US$0.01 each (“Preferred Shares”); (c) 21,794,872 series A preferred shares of par value of US$0.01 each (“Series A Preferred Shares”) and (d) 1,500,310 series B preferred shares of par value of US$0.01 each (“Series B Preferred Shares”) to 1,028,295,182 shares of par value US$0.01 each divided into (a) 1,000,000,000 Ordinary Shares; (b) 5,000,000 Preferred Shares; (c) 21,794,872 Series A Preferred Shares; and (d) 1,500,310 Series B Preferred Shares by the creation of an additional (i) 500,000,000 Ordinary Shares, and (ii) 4,000,000 Preferred Shares, in each case with the rights, preferences and privileges as set out in the Company’s Memorandum and Articles of Association. The Company’s Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 hereto.

As a result, the following proposal is passed by votes of the Board and the Members by written consent:

That, subject to approval of the same by resolution of members, the Current MoA be amended by deleting paragraphs 5 and 6 in their entirety and replacing it with the following new paragraphs 5 and 6:

“5.	AUTHORISED NUMBER OF SHARES

The Company is authorised to issue a maximum of 1,028,295,182 shares of par value of US$0.01 each.”

“6.	CLASSES, NUMBER AND PAR VALUE OF SHARES

As at the date of adoption of these Articles, the Company is authorized to issue (a) 1,000,000,000 ordinary shares of par value of US$0.01 each (“Ordinary Shares”); (b) 5,000,000 preferred shares of par value of US$0.01 each (“Preferred Shares”); (c) 21,794,872 series A preferred shares of par value of US$0.01 each (“Series A Preferred Shares”) and (d) 1,500,310 series B preferred shares of par value of US$0.01 each (“Series B Preferred Shares”).”

Amendment and Restatement of 2018 Omnibus Equity Plan

By unanimous written consent of the Board dated August 24, 2022 and written consent of a majority of the Members dated August 24, 2022, the Company approved the Amended and Restated Luokung Technology Corp. 2018 Omnibus Equity Plan (the “Plan”) to (i) reserve 5,000,000 authorized but unissued Preferred Shares for issuance under the Plan; (ii) increase the maximum number of authorized but unissued Ordinary Shares reserved for issuance under the Plan from 19,931,756 shares to 72,480,000 shares, and (iii) update the description regarding the Internal Revenue Code in the Plan. The resolution received 100% of the votes of the Board and 61.29% of the votes of the Members. The Company’s Amended and Restated 2018 Omnibus Equity Plan is attached as Exhibit 10.1 hereto.

Financial Statements and Exhibits

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Luokung Technology Corp., dated August 24, 2022, and as currently in effect.
10.1	Amended and Restated 2018 Omnibus Equity Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date August 30, 2022	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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